FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

For the three months ended March 31, 2003

Cableuropa, S.A.U.

(Registrant’s name)

333-10976

(Commission file number)

Edificio Belagua, calle Basauri 7-9,
Urbanización La Florida
28023 Aravaca,
Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82   N/A

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(€ thousand)
(Unaudited)

	Note	At March 31, 2003	At December 31, 2002
ASSETS

Current assets
Cash		2,083	1,258
Short-term investments, net	2	3,376	50,807
Accounts receivable, net	3	97,827	184,200
Other current assets		4,509	5,706

Total current assets		107,795	241,971

Fixed assets
Start-up costs, net	4	12,747	13,766
Intangible assets, net	5	136,618	139,374
Tangible assets, net	6	1,226,711	1,202,396
Financial assets	7	239,807	244,942

Goodwill on consolidation	8	236,585	239,933

Deferred expenses, net		65,098	104,374

Total assets		2,025,361	2,186,756

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short term debt to credit entities	11	52,851	40,360
Accrued interest expenses	11	20,083	41,986
Accounts payable	15	214,176	242,374
Other current liabilities		10,679	11,117

Total current liabilities		297,789	335,837

Long term debt	11	840,027	1,262,915

Other long term liabilities	12	82,584	51,786

Commitments and contingencies	10	18,323	20,016

Minority interests		1	—

Shareholder’s loan	13	98,464	—
Participative loans	14	300,000	300,000

Shareholders’ equity
Common stock	9	484,663	484,663
Share premium		337,746	337,746
Accumulated deficit, beginning of period		(606,207)	(411,565)
Net Profit/(Loss) for the period		171,971	(194,642)

Total shareholders’ equity		388,173	216,202

Total liabilities and shareholders’ equity		2,025,361	2,186,756

The accompanying notes are an integral part of these condensed consolidated financial statements.

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
(€ thousand)
(Unaudited)

	Note	Three Months Ended
		March 31, 2003	March 31, 2002
Revenues:
Telecommunications		61,008	39,943
Television		18,485	14,719
		79,493	54,662

Operating expenses
Cost of services		24,626	21,932
Broadcast rights amortization		1,763	1,603
Selling, general and administrative expenses		41,721	42,540
Less costs capitalised as start-up costs and property and equipment		(3,689)	(7,340)
Depreciation and amortization		23,874	24,340

Total operating expenses		88,295	83,075

Operating loss		(8,802)	(28,413)

Amortization of goodwill on consolidation		(3,348)	(3,386)
Net financial expense		(37,468)	(45,126)

Loss from ordinary activities		(49,618)	(76,925)

Extraordinary gain due to cancellation of the Notes	16	313,619	—
Other		43	60
Net extraordinary income		313,662	60

Profit/(Loss) before income taxes and minority interests		264,044	(76,865)

Income taxes		(92,072)	21,642

Profit/(Loss) before minority interests		171,972	(55,223)

Profit/(Loss) attributed to minority interests		(1)	563

Net Profit/(Loss) for the period		171,971	(54,660)

The accompanying notes are an integral part of these condensed consolidated financial statements

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(€ thousand, except share data)
(Unaudited)

	Amount	Number of shares	Share Premium	Accumulated Deficit	Net Profit/(Loss) for the period	Total
BALANCE, December 31, 2002	484,663	484,662,719	337,746	(411,565)	(194,642)	216,202

Transfer of 2002 net loss	—	—	—	(194,642)	194,642	—
Net Profit for the three months period	—	—	—	—	171,971	171,971
BALANCE, March 31, 2003	484,663	484,662,719	337,746	(606,207)	171,971	388,173

The accompanying notes are an integral part of these condensed consolidated financial statements

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003
(€ thousand, where relevant)
(Unaudited for figures at March 31, 2003)

1.                                      BASIS OF PRESENTATION

The primary activity of Cableuropa, S.A.U. and its consolidated subsidiaries (the Group) is the development and operation of broadband cable television and telecommunications networks in Spain.

The Group, which operates under the brand name of ONO, is comprised mainly of cable operators that obtained their corresponding territorial licenses and concessions for the provision of telecommunications and cable television services in their respective franchise areas. These licenses were subsequently modified by the Spanish Ministry of Science and Technology, separating those for the provision of cable television services and those for the provision of telecommunications and other services. The Group also includes other companies created or acquired for the provision of telecommunication services outside the franchise areas.

Cableuropa, S.A.U. was incorporated on June 2, 1992. It is domiciled at Edificio Belagua, c/ Basauri 7-9, 28023, Urbanización La Florida, Madrid (District of Moncloa-Aravaca), Spain.

The accompanying condensed consolidated unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Spain for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in Spain for complete financial statements. These financial statements should be read in conjunction with the Group’s Form 20-F for the year ended December 31, 2002. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2003, are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

The accompanying condensed consolidated financial statements as of March 31, 2003 are prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”). The format has been modified to adapt it to the format used in the United States. A description of differences and a reconciliation of consolidated net profit/loss and shareholders’ equity from Spanish GAAP to U.S. GAAP is set forth in note 18.

For convenience of the reader certain prior period amounts have been reclassified to conform to the current period presentation.

Accounting policies

Derivative Instruments

Transactions aimed to eliminate or significantly reduce exchange risks on asset and liability positions are treated as hedging transactions. Accordingly, the Group accounts for this transaction off-balance sheet until the related cash flows are receipt or paid, at which time such cash flows are recorded directly to the consolidated statement of profit and loss.

Transactions which, exceptionally, are not assigned to hedge risk (see note 16) are not treated as hedging transactions. In transactions of this kind, the differences in market price are recorded for accounting purposes when the transactions are finally settled. However, if potential losses are anticipated, the related provision is recorded with a charge to the consolidated statement of profit and loss.

2.                                      SHORT-TERM INVESTMENTS, NET

	€ thousand
	March 31, 2003	December 31, 2002

Short term investments	2,202	2,202
Short term securities portfolio	3,111	351
Short term restricted cash deposits	—	39,110
Short term rental deposits	265	269
Other short term investments	—	11,077

Less: Provisions	(2,202)	(2,202)

Short term investments, net	3,376	50,807

The caption “Short term investments” includes the acquisition cost of holdings owned by the Group in Madrid Sistemas de Cable, S.A. and Sevilla Sistemas de Cable, S.A. At March 31, 2003, these companies are inactive and their acquisition cost is fully provided for.

The short-term securities portfolio consists mostly of euro deposits, with yields ranging from 1.10% to 3.10% as of March 31, 2003.

Short term restricted cash deposits. In connection with the senior bank facility, the Group committed to hold in an “escrow account” sufficient cash to meet all the interest payments until March 31, 2003 under the Multi-borrower Credit Facilities between the Group and ONO Finance PLC in relation to the Notes issued by ONO Finance PLC (the “Notes”). On February 13, 2003 Cableuropa, S.A.U. partially funded the acquisition of Notes (see note 16) by using funds of the “escrow account”, amounting to euro 25.3 million.

3.                                      ACCOUNTS RECEIVABLE

	€ thousand
	March 31, 2003	December 31, 2002

Receivables from related parties	9,237	31,853
Accounts receivable and other debtors	51,613	49,991
Tax receivables	63,586	125,899

Less: Allowance for doubtful accounts	(26,609)	(23,543)

Accounts receivable, net	97,827	184,200

Deferred tax credits under the caption “Tax receivables” are shown net of deferred tax liabilities.

4.                                      START-UP COSTS

	€ thousand
	March 31, 2003	December 31, 2002

Start-up costs, net	8,501	9,093
Stock issuance costs, net	4,246	4,673

Start-up costs, net	12,747	13,766

5.                                      INTANGIBLE ASSETS

	€ thousand
	March 31, 2003	December 31, 2002

Brand	638	638
Goodwill (See note 8)	128,248	128,248
Franchise acquisition costs	11,955	11,955
Broadcast rights	4,216	3,682
Computer software	33,049	32,393
Research and development	235	235
Finance leases	6,309	6,309
Other intangible fixed assets	241	240

Total cost	184,891	183,700

Total accumulated amortization	(48,273)	(44,326)

Intangible assets, net	136,618	139,374

6.                                      TANGIBLE ASSETS

	€ thousand
	March 31, 2003	December 31, 2002

Network and technical equipment	1,280,693	1,246,633
Other installations	3,797	3,832
Computer hardware	38,211	37,793
Furniture and other tangible fixed assets	13,616	13,704

Total operating tangible fixed assets	1,336,317	1,301,962

Payments on account and assets in course of construction	71,987	63,769

Total cost	1,408,304	1,365,731

Total accumulated amortization	(145,312)	(127,054)

Provisions	(36,281)	(36,281)

Tangible assets, net	1,226,711	1,202,396

7.                                      FINANCIAL ASSETS

	€ thousand
	March 31, 2003	December 31, 2002

Deferred tax credits	218,713	243,632
Margin calls (see note 11)	19,786	—
Other financial investments	1,308	1,310

Financial assets	239,807	244,942

“Deferred tax credits” are shown net of deferred tax liabilities.

8.                                      GOODWILL ON CONSOLIDATION

Goodwill on consolidation has principally arisen as a result of the Group’s corporate reorganizations. In these corporate reorganizations the parent company, Cableuropa, S.A.U., acquired additional shareholdings in its Spanish subsidiaries.

Goodwill included in the caption “Intangible Assets” consists of transfers in Goodwill on consolidation as a result of the merger among Cableuropa, S.A.U., as the acquiring company, and its wholly-owned subsidiaries Albacete Sistemas de Cable, S.A.U., Cable y Televisión de El Puerto, S.A.U., Cádiz de Cable y Televisión, S.A.U., Corporación Mallorquina de Cable, S.A.U., Huelva de Cable y Televisión, S.A.U., Santander de Cable, S.A.U., and TDC Sanlúcar, S.A.U., as merged with accounting effects January 1, 2001, and Cable y Televisión de Andalucía, S.A.U., Jerez de Cable, S.L.U., Onolab Internet, S.A.U., Ono Service Provider, S.A.U. y Telesanlucar, S.L.U., as merged with accounting effects January 1, 2002.

9.                                      SHAREHOLDERS’ EQUITY

The share capital in Cableuropa, S.A.U. as at March 31, 2003 is 484,662,719 euros and consist of 484,662,719 fully subscribed and paid ordinary bearer shares with a par value of euro 1 each.

The shares of Cableuropa, S.A.U. owned by the sole shareholder Grupo Corporativo ONO, S.A. (“GCO”) are pledged to secure the Senior Bank Facility disclosed in note 11.

10.                               PROVISION FOR COMMITMENTS AND CONTINGENCIES

	€ thousand
	March 31, 2003	December 31, 2002

Provision for guarantees made to local authorities	1,111	1,111
Provision for transfer tax assessments	945	945
Provision for discontinued operations in Portugal	10,673	10,922
Other provisions for liabilities and charges	5,594	7,038

Total provision for commitments and contingencies	18,323	20,016

Provision for discontinued operations in Portugal

This provision was made to cover losses and contingencies derived from the decision of discontinuing operations in Portugal.

Other provisions for liabilities and charges

The caption “Other provisions for liabilities and charges” includes euro 1 million for the redundancy costs related to the “Expediente de Regulación de Empleo” (regulated reduction of workforce) in Cableuropa, S.A.U. announced on July 31, 2002.

This “Expediente de Regulación de Empleo”, which resulted from the Group’s continued focus on cost reduction and a natural evolution of the business, was agreed with employees and the Spanish authorities in September 2002. This agreement includes a regulated reduction of the workforce of up to 400 employees by the end of 2003, affecting all of the areas and professional categories of the company. Under this agreement, 254 employees have been made redundant by March 31, 2003 (euro 3.7 million were paid as redundancy costs during the year 2002 and the first quarter of 2003). The amount of the related liability for the rest of year 2003 (euro 1.5 million) has been estimated based on the expected benefits employees will receive upon leaving.

11.                               SHORT AND LONG TERM DEBT

As at March, 31, 2003, outstanding debt was as follows:

	€ thousand
Type of debt	Average interest rate during 2003	Maximum available as at March31, 2003	Short term debt as at March 31, 2003	Long term debt as at March 31, 2003	Total debt	Accrued interest expenses

Debts with credit entities:

Senior bank facility	6.49%	425,000	—	370,000	370,000	6,227
VAT facility	4.14%	24,374	23,127	—	23,127	351
La Caixa loan	3.63%	2,186	529	1,657	2,186	1
Leasing	4.96%	3,000	1,619	7	1,626	—
Other credit facilities	3.79%	28,610	27,576	—	27,576	55

Total debt with credit entities			52,851	371,664	424,515	6,634

Other debts:

Debt related to Notes issues			—	451,286	451,286	13,449
State subsidies			—	17,077	17,077	—

Total other debts			—	468,363	468,363	13,449

Total short and long term debts			52,851	840,027	892,878	20,083

a) Debts with credit entities

Senior bank facility

On August 8, 2001, Cableuropa, S.A.U., each of the Spanish cable operators, ONOLab and ONONet, as guarantors and borrowers, entered into an agreement with a series of international banks to provide financing of up to euro 800 million for the network construction, capital expenditure and working capital requirements of Cableuropa and these subsidiaries.  Following its acquisition in September 2001, ONO Service Provider, S.A.U. joined the senior bank facility as guarantor and borrower.

On February 13, 2003, as a part of the approval process for the partial cancellation of the Notes, a number of amendments were made to the senior bank facility. The most important amendments were: the approval by the banks of a new Agreed Business Plan, the reduction in size of the senior bank facility from euro 800 million to euro 750 million, the reduction in maximum amounts available under the facility during 2003, amendments to financial covenants and the inclusion of a new covenant on capital expenditure.

The facility is structured in different tranches. As of March 31, 2003 the Group had drawn euro 370 million under the euro 750 million senior bank facility. The maturity date is December 31, 2008.

Interest/Fees

The senior bank facility bears interest at a floating rate determined by reference to EURIBOR plus a margin.

The senior bank facility gave rise to arrangement and underwriting fees paid to the arrangers and underwriters in 2001 and accounted for as Deferred Expenses. A commitment fee, payable quarterly in arrears on the undrawn amount of the senior bank facility is also payable, as are facility agent and security agent fees.

Guarantees

As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•                     Shares of Cableuropa, S.A.U. owned by GCO, and Cableuropa’s shares in the rest of the borrowers; and

•                     Material assets of the borrowers to the extent that this can be granted, including material contracts, intra-group loans, bank accounts, insurance policies, and intellectual property.

The borrowers have jointly and severally guaranteed all amounts owed under the senior bank facility on a senior basis.

The senior bank facility also contains other terms, including providing for:

•                     Voluntary prepayment

•                     Mandatory prepayment in certain circumstances

•                     Financial and performance covenants

•                     Covenants which, among other things, establish conditions for: the incurrence of additional indebtedness, assets sales, sale and leaseback arrangements, acquisitions, the making of loans and guarantees, prepayment of other indebtedness, investments, dividends and the entry into material contracts.

Value added tax discounting facility (“VAT facility”)

In July 2002, the Group entered into a euro 35 million VAT discounting facility with a group of Spanish institutions. VAT refunds in Spain are received after the end of the year for which the VAT refund has been generated and paid. The VAT discounting facility allows the group access to the VAT tax refund at an earlier time. The facility is secured by a pledge over the VAT receivable from the Spanish tax authorities and over the account to which the VAT refunds are to be credited. Borrowings under the discounting facility are limited to the lower of 95% of the Group’s receivables from the Spanish tax authorities or euro 35 million. The facility is paid off upon receipt of the refund and bears interest at a floating rate determined by reference to EURIBOR plus a margin. As at March 31, 2003 the Group had borrowed approximately euro 23.1 million under the facility.

La Caixa loan

This debt relates to the outstanding amounts of a long-term subordinated loan from La Caixa that originally provided euro 6 million financing for general corporate purposes. This loan bears interest at MIBOR plus a margin and amortises on a half-year basis until December 31, 2004.

Other credit facilities

The Group has a series of short term credit lines, with different credit entities, which usually bear interest at MIBOR or EURIBOR plus a margin.

b) Other debts

Debt related to Notes issues

Debt related to Notes issues corresponds to the multi-borrower credit facilities between the Group and ONO Finance PLC (the issuer) in relation to the Notes issued by ONO Finance PLC.

The principal activity of ONO Finance PLC, established in the United Kingdom, is that of a finance Company. ONO Finance PLC’s business is the issuance of debt securities and the on-lending of the proceeds of such debt offerings to Cableuropa, S.A.U. and its subsidiary Companies. ONO Finance PLC is owned 2% by the Group and 98% by ONO Finance (Holdings) Limited.

Since May 6, 1999, ONO Finance PLC has issued 5 different tranches of securities in the form of Senior Subordinated Notes (the “Notes”), which are listed on the Luxembourg stock exchange. In February 2003, part of these Notes were cancelled.

Cableuropa, S.A.U., the Group’s cable operators and Hydra Servicios de Atención al Cliente, S.A.U., are obligors and guarantors under each of the indentures governing the Notes.  These guarantees are provided on a joint and several basis.

Detail of issued and outstanding Notes as of March 31, 2003 is a follows:

Issue Date	Number of Notes	Face value per Note	Annual Coupon	Maturity

6 May 1999	92,098	1,000 USD	13%	1 May 2009
6 May 1999	45,628	1,000 EURO	13%	1 May 2009
30 June 2000	113,702	1,000 EURO	14%	15 July 2010
9 February 2001	83,514	1,000 USD	14%	15 February 2011
9 February 2001	112,053	1,000 EURO	14%	15 February 2011

All coupons are payable semi-annually.

The Notes mature 10 years after each issue, but the issuer has the right, at its own discretion, to repay them in advance, subject to certain conditions, from the fifth anniversary of their issue.

Multi Borrower Credit Facilities (MBCF)

In connection with, and on the same date of each of, ONO Finance PLC’s Notes issues, Cableuropa, S.A.U., the other Group’s cable operators and Hydra Servicio de Atención al Cliente, S.A.U., as borrowers and guarantors and ONO Finance PLC as lender, entered into multi-borrower credit facilities agreements, to transfer the Notes proceeds to the guarantors, in return for the guarantors agreeing to reimburse ONO Finance PLC with:

a)              The total face value of the Notes at their maturity, being the issue value of the Notes plus a management and reimbursement fee (“MRF”), that matches the Notes discounts, to be paid at maturity, and

b)             enough interest to cover coupon payments on the Notes plus a margin.

An analysis of the outstanding MBCF’s is a follows:

		Thousand of EUR or USD (as applicable)			Thousand of euros (except percentages)
Maturity	Currency	Principal	MRF(1)	Total debt	Total debt(2)	Coupon(3)	Accrued interest expenses

2009	USD	90,677	1,421	92,098	103,249	13.214%	4,259
2009	EURO	44,924	704	45,628	45,628	13.214%	2,471
2010	EURO	113,702	—	113,702	113,702	14.010%	3,319
2011	USD	71,992	11,522	83,514	76,654	16.252%	1,438
2011	EURO	96,594	15,459	112,053	112,053	16.252%	1,962
					451,286		13,449

(1)              Management and reimbursement fee.  Accounted for as deferred expenses and amortised on a straight line basis over the MBCF duration

(2)              USD debt is partially hedged under the swap agreements

(3)              Coupon payable on principal, not on total debt

Swap agreements

Dollar Notes due 2009

On May 18, 2000 OnoNet Comunicaciones, S.A.U., which is wholly-owned by Cableuropa S.A.U., entered into an arrangement with Bank of America and Toronto Dominion Bank for the swap of amounts payable under the Notes due in 2009 denominated in US dollars to euros. Under this swap arrangement, these banks bear the debt denominated in dollars until May 1, 2004 plus the relevant interest payable in dollars from maturity of the restricted deposits to that date and, in exchange, OnoNet Comunicaciones, S.A.U. records a debt with identical maturities with these banks amounting to euro 308 million in respect of the principal and euro 76 million in respect of interest. The exchange rates used to carry out this swap transaction were 0.8920 and 1.1713 dollars per euro for the principal and interest, respectively. On the same date OnoNet Comunicaciones, S.A.U. and the Group companies subscribing multi-borrower credit facilities agreements in connection with the 2009 dollar Notes concluded a subrogation agreement in proportion to their debt with ONO Finance PLC. The coverage under the agreement was extended to all Group companies.

The nature of the foreign exchange hedge that covers the coupon payments and principal exchange to the first call date of the 2009 dollar Notes is such that if there are significant increases in the value of the euro against the dollar, we are required to advance margin calls to the two hedge counterparty banks, Toronto Dominion Bank and Bank of America.

In the first quarter of 2003 we made advances of margin calls as the euro continued to increase in value and we have advanced a total of euro 19.8 million in margin calls classified as “Financial assets” based on the expected utilization of such funds as of March 31, 2003.

The amount that the ONO Group would receive on the principal exchange due under these swap arrangements (dollar 275 million) stated at the Federal Reserve Bank of New York euro noon buying rate as of February 13, 2003 (the date of the cancellation of the Notes), of dollar 1.08 per euro 1.00 and as of March 31, 2003, of dollar 1.09 per euro 1.00, amounts to euro 252.4 million and euro 254.3 million, respectively, whilst the Group will be required to make a payment of euro 308.3 million under the swap arrangements. Taking into account these exchange rates and the foreign exchange exposure that the Group faces after the partial cancellation of the Notes for the ineffective portion of the hedge, the potential exchange rate loss was euro 35.9 million as of February 13, 2003 and additionally euro 1.3 million as of March 31, 2003, which are included under the captions Net extraordinary income and Net financial expense of the accompanying Consolidated Statements of Profit and Loss, respectively.

Dollar Notes due 2011

On July 3, 2002, Cableuropa reached an agreement with Deutsche Bank AG to hedge a part of the foreign exchange exposure that the Group faces on its 2001 Notes related debt denominated in US dollars. After the

Recapitalization process, this agreement provides the Group with a fixed rate of interest in euro for the coupon payments on this debt until February 2006. Taking into account the above mentioned exchange rates as of February 13, 2003 and March 31, 2003, and the foreign exchange exposure that the Group faces after the partial cancellation of the Notes, the potential exchange rate loss has been euro 3.0 million as of February 13, 2003 and additionally euro 170,000 as of March 31, 2003, which are included under the captions Net extraordinary income and Net financial expense of the accompanying Consolidated Statements of Profit and Loss, respectively.

Therefore, the total potential exchange rate loss related to the swap agreements relate to both the 2009 and 2011 dollar Notes at the rate as of March 31, 2003 was euro 40.4 million included under the caption “Other long term liabilities” (see note 12).

State subsidies

In 2001 and 2002, and as part of the Programme for the Promotion of Technology Innovation (PROFIT), Cableuropa, S.A.U. obtained subsidized loans from the Spanish Ministry of Science and Technology to finance the development of three technology innovation projects.  These subsidies are characterized as term loans maturing in five equal annual installments starting two years after the loan drawdown. They bear interest at 0% and the obligations thereunder are supported by bank guarantees.

These loans expire between 2004 and 2009. As of March 31, 2003 a total of euro 17.1 million had been granted and completely drawn.

12.                               OTHER LONG TERM LIABILITIES

	€ Thousand
	March 31, 2003	December 31, 2002

EVCs	25,462	25,462
Deferred income	14,046	26,324
Derivative financial instruments (see note 11)	40,363	—
Other	2,713	—

Other long term liabilities	82,584	51,786

Equity Value Certificates (EVCs)

Together with the issue of the Notes due 2009 and 2011, ONO Finance PLC issued EVCs. These EVCs are guaranteed by Cableuropa which entered into the related EVC agreements with ONO Finance PLC receiving the net proceeds of the EVCs in return for its commitment to pay ONO Finance PLC an amount at least equivalent to the amount payable by the issuer to the EVC holders at maturity.

The EVCs entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa.  That number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U’s total shares under certain circumstances.  The final maturity of the EVC´s matches the maturity of the Notes issued on the same date, though certain circumstances such as an IPO of Cableuropa may trigger a payment event prior to their maturity.

An analysis of the outstanding EVC´s, as of March 31, 2003 is as follows:

	Number of EVCs	Estimated liability in euro thousand	Maturity

EVCs USD 2009	275,000	5,926	31 May 2009
EVCs EURO 2009	125,000	2,859	31 May 2009
EVCs USD 2011	200,000	9,779	15 February 2011
EVCs EURO 2011	150,000	6,898	15 February 2011
		25,462

At the time of each EVC issue and each EVC agreement, Cableuropa accounted for a liability in an amount equal to the EVC proceeds received.  The value of the liability derives from the estimated market value of Cableuropa shares, and accordingly the book amount of these liabilities may be subject to changes.

13.                               SHAREHOLDER’S LOAN

On February 13, 2003, as a part of the process of the cancellation of the Notes (see note 16) GCO granted a loan to Cableuropa, S.A.U. amounting to euro 98.5 million. This loan, which ranks subordinate to the senior bank facility, but pari passu to the multi borrower credit facilities, bears annual interest of 7.5 % and matures on March 1, 2011 or on an earlier date if (i) all the obligations from financial contracts and multi-borrower credit facilities have been satisfied  (see note 11) or (ii) a General Shareholder Meeting is announced to approve the recapitalisation of this debt as capital.

14.                               PARTICIPATIVE LOANS

In 2002, GCO received euro 300 million from its shareholders as equity and contributed the same amount to Cableuropa, S.A.U. as participative loans. The participative loans will accrue a variable interest rate of 0.25% per annum on the volume of revenues of the Cableuropa Group earned once revenues have surpassed euro 747 million on a quarterly basis.

The interest will not be credited to GCO except where all amounts related to the senior bank facility and any other senior debt of the Cableuropa Group (including principal and interest), have been fully met. Interest added to the principal will be met by a one off payment on the expiry date of the loan (December 31, 2011).

15.                               ACCOUNTS PAYABLE

Accounts payable consist of the following:

	€ Thousand
	March 31, 2003	December 31, 2002

Commercial Suppliers	86,919	97,602
Taxes and Social security	15,617	16,006
Fixed asset suppliers	94,359	115,624
Other short term creditors	17,281	13,142

	214,176	242,374

16.                               EXTRAORDINARY GAIN

Cancellation of the Notes

During the year 2002, the sole shareholder of the Group, GCO, purchased high yield bonds issued by ONO Finance PLC (the issuer) in the open market and through a tender offer.

The purpose of the tender offer and the open market purchases of Notes was to reduce the level of indebtedness of the Cableuropa Group in order to enhance its operating and financial flexibility and improve its position to meet its strategic objectives.

•                  As a part of the process of the cancellation of the Notes, the following transactions took place:

•                  On February 13, 2003, GCO granted a loan to Cableuropa, S.A.U. amounting to euro 98.5 million. (see note 13).

•                  On February 13, 2003 Cableuropa, S.A.U., signed all the necessary documentation with the syndicate of banks, allowing it to fund partially the acquisition of Notes from GCO by drawing euro 22.1 million from the senior bank facility, and by using funds of the “escrow account”, amounting to euro 25.3 million.

•                  In addition, Cableuropa and its subsidiaries agreed with ONO Finance PLC the required amendments to reflect the partial cancellation of debt of Cableuropa, S.A.U. and its subsidiaries with ONO Finance PLC through the multi-borrower credit facilities. A number of additional amendments were made to the senior bank facility as part of the approval process for the transaction. The most important amendments were: the approval by the banks of a new Agreed Business Plan; the reduction in size of the senior bank facility from euro 800 million to euro 750 million; the reduction in maximum amounts available under the facility during 2003; amendments to financial covenants; and the inclusion of a new covenant on capital expenditure.

•                  On February 13, 2003 GCO sold all of the Notes to the Cableuropa Group other than euro 30 million (face value) of 2011 Notes that it retained. The Cableuropa Group transferred the Notes to ONO Finance PLC in exchange for a reduction in the amounts owed under the multi-borrower credit facilities.

•                  The cancellation of the Notes and the amendment to the multi-borrower credit facilities have generated an extraordinary gain which is included under the caption “Net extraordinary income” of the Consolidated Statements of Profit and Loss for the three months ended March 31, 2003.

	€ Thousand
	Cancelled MBCF		Deferred expenses cancelled	Cost	Extraordinary gain

EUR Notes 13% due 2009	79,372		4,082	23,756	51,534
USD Notes 13% due 2009	205,047		9,331	50,628	145,088
EUR Notes 14% due 2010	86,298		2,402	25,828	58,068
EUR Notes 14% due 2011	37,947		5,337	11,358	21,252
USD Notes 14% due 2011	126,245	(1)	17,403	32,245	76,597

	534,909		38,555	143,815	352,539	(2)

(1)          Includes euro 18.5 million corresponding to deferred income due to exchange rate differences not realized.

(2)          The net extraordinary gain , considering the estimated foreign exchange rate loss under the swap agreements (euro 38.9 million, see note 11) would have been euro 313.6 million.

17.                               SUBSEQUENT EVENTS

Cross-currency Swap Agreements on the 2009 Dollar Notes

In the first and second quarters of 2003 we made advances of margin calls as the euro continued to increase in value compared to the dollar and we had advanced a total of euro 39.1 million in margin calls as of June 9, 2003.

Under the initial terms of the hedge agreements in exchange for making these margin calls, the two hedge counterparties reduced the fixed euro rate applicable to the coupon payments under the hedge. The impact of these amendments to the fixed euro rate was such that the net present value of the savings on the future coupon payments is approximately equal to the sum of the margin calls made.

These arrangements were modified in May 2003 such that all of the margin calls made have been applied in reduction of the principal amount in euros that is due for exchange at maturity of the swaps. The new amount that ONONet must pay to the hedge counterparties on maturity of the swaps is therefore euro 268.3 million. The euro fixed rate applicable to the coupon payments due in November 2003 and May 2004 under the swaps continues to be 9.90%.

On the maturity of the cross currency swaps on the 2009 Notes on May, 1, 2004, the maximum additional potential cost of unwinding the swaps, using the noon buying rate of at June 2, 2003 of dollar 1.1744 per euro 1.00 would be approximately euro 34.2 million.

In view of this potential liability, we purchased a euro call / dollar put option on June 2, 2003 to cap the potential cash loss that we could face on maturity of the swaps. As a result of the purchase of this euro call / dollar put option, with the strike at dollar 1.1729 per euro 1.00 on May 1, 2004, the maximum level of the exposure is limited to euro 33.9 million. This protects us from any appreciation of the euro against the dollar above a rate of dollar 1.1729 per euro 1.00 as of May 1, 2004. The cost of the option was approximately euro 8.7 million.

Currently, we have no hedging agreement in place on the interest or principal of the dollar Notes due 2009 after May 2004. After the Recapitalization process, we have hedged the coupon payments on the dollar Notes due 2011 until February 2006.

VAT facility

In June 2003, we entered into a euro 8.5 million VAT discounting facility with a group of Spanish institutions related to the VAT of fiscal year 2003. The terms of this facility are similar to those signed in 2001 and 2002.

18.                              DIFFERENCES BETWEEN SPANISH GAAP AND U.S. GAAP AND OTHER REQUIRED DISCLOSURES

The unaudited condensed consolidated financial statements of the Group are prepared in accordance with Spanish GAAP, which differs in certain material respects from US GAAP. A description of these differences and a reconciliation of net loss and shareholders’ equity from Spanish GAAP to US GAAP are presented below.

I.                                         Reconciliation of shareholders’ equity and net profit/(loss).

Reconciliation of shareholders’ equity

		€ thousand
		At March 31, 2003	At December 31, 2002

Shareholders’ equity in accordance with Spanish GAAP		388,173	216,202
US GAAP adjustments:
Stock issuance costs, net	(a)	(4,246)	(4,673)
Start-up costs, net	(b)	—	—
Foreign exchange deferred income	(c)	14,047	26,324
Valuation allowance on deferred tax assets	(d)	(131,228)	(146,179)
Research and development costs	(e)	(47)	(56)
Capitalisation of interest	(f)	25,659	24,360
Depreciation of Property and equipment	(g)	(23,417)	(22,983)
Goodwill	(i),(j)	224,346	219,387
Derivative financial instruments	(k)	(590)	7,045
Net deferred tax effect of US GAAP adjustments	(d)	(1,681)	(4,284)
Minority interests related to US GAAP adjustments	(l)	(198)	(213)
Provision for discontinued operations in Portugal	(m)	798	798
Shareholders’ equity in accordance with US GAAP		491,616	315,728

Statements of changes in Shareholders’ equity under US GAAP:

	€ thousand
	March 31, 2003	December 31, 2002

At the beginning of the period	315,728	443,805
Less: stock issuance cost	—	(993)
Other comprehensive income	(421)	(1,684)
Net loss for the period	176,309	(125,400)
At the end of the period	491,616	315,728

Reconciliation of net Profit/(Loss)

		€ thousand
		Three Months Ended
		March 31, 2003	March 31, 2002

Net Profit / (Loss) in accordance with Spanish GAAP		171,971	(54,660)
US GAAP adjustments:
Reversal of amortization of stock issuance costs	(a)	427	356
Start-up costs	(b)	—	(2,726)
Reversal of amortization of start-up costs	(b)	—	6,573
Foreign exchange deferred income	(c)	(12,277)	3,059
Valuation allowance on deferred tax assets	(d)	14,951	(12,985)
Reversal of amortization research and development costs	(e)	9	7
Capitalisation of interest costs	(f)	1,642	2,733
Amortization of capitalised interest	(f)	(343)	(330)
Depreciation of property and equipment	(g)	(434)	(7,084)
Stock-based compensation	(h)	—	(231)
Amortization of goodwill	(j)	4,959	4,966
Derivative financial instruments	(k)	(7,214)	9,648
Net deferred tax effect of US GAAP adjustments	(d)	2,603	(1,448)
Minority interests related to US GAAP adjustments	(l)	15	(181)

Net Profit/(Loss) in accordance with U.S. GAAP		176,309	(52,303)

(a)          Stock issuance costs. Under Spanish GAAP, costs associated with equity stock issuances are capitalised as non current assets and amortised over five years. US GAAP requires stock issuance costs to be presented on a net basis within equity against the proceeds from the stock issuance, without amortization.

(b)         Start-up costs. The start-up costs caption included in the Group’s financial statements prepared under Spanish GAAP comprises capitalised costs of start-up activities. Under Spanish GAAP costs of start-up activities can be capitalised and amortised over a period of up to five years. Under US GAAP, start-up costs are expensed as incurred.

As a consequence of the changes occurring in the telecommunications sector, as well as changes in the circumstances of the Group particularly at the end of year 2002 and, considering the Group’s intention to converge over time with International Accounting Standards, under Spanish GAAP, the Group discontinued the capitalisation and depreciation of start-up costs during the year 2002, writing these off completely. The effect of the change of this accounting criteria in the Group produced an extraordinary charge of euro 139.9 million in 2002.

(c)          Foreign exchange deferred income. Spanish GAAP requires unrealised foreign exchange gain in excess of recorded foreign exchange losses to be deferred until they are realised. Under US GAAP they are accounted for as financial income when incurred.

(d)         Income taxes. Spanish GAAP permits the recognition of deferred tax assets, including those arising from net operating loss carryforwards, if it can be demonstrated that the deferred tax assets can be realised within a ten-year period from the date on which the assets were generated.

Under US GAAP, deferred tax assets and liabilities are recognised for all differences between the accounting and tax basis of assets and liabilities. Valuation allowances may be recorded against deferred tax assets if it is “more likely than not” that these assets will not be realised. Under US GAAP, a partial valuation allowance has been recorded against deferred tax assets that are fully recognised under Spanish GAAP.  The calculation of the partial valuation allowance recognised under US GAAP is based upon the anticipated utilisation of net operating loss carry-forwards in future years.

The reconciliation of shareholders’ equity and net loss between Spanish and US GAAP also includes the deferred tax effect on US GAAP adjustments. The tax effects of temporary differences, carry-forwards and US GAAP differences that give rise to deferred tax liabilities and assets under US GAAP as of March 31, 2003 and as of December 31, 2002 are as follows:

	€ thousand
Non-current	At March 31, 2003	At December 31, 2002

Deferred tax liabilities-provision on investments	(71,752)	(72,498)
Deferred tax assets- net operating losses carry-forward	290,465	387,790
Tax effects of US GAAP adjustments	(4,202)	(10,711)
Deferred taxes	214,511	304,581
Valuation allowance	(128,707)	(144,259)
Deferred taxes, net	85,804	160,322

A reconciliation of the computed tax at the Spanish statutory tax rate and the income taxes reorganised in accordance with Spanish GAAP for the three months ended March 31, 2003 and March 31, 2002 is as follows:

	€ thousand
	March 31, 2003	March 31, 2002
Computed tax at the Spanish statutory rate of 35%	92,416	(25,524)
Permanent differences	(1,838)	6,822
Differences due to consolidation adjustments	1,494	(2,940)
Corporate income tax	92,072	(21,642)

(e)          Research and development costs. Under Spanish GAAP, research and development costs are capitalised as intangible assets if the Group considers that there is no reasonable doubt about their future success and profitability and they are amortised over a period not exceeding five years. Under US GAAP, these costs are expensed as incurred.

(f)            Capitalisation of interest. Under US GAAP, interest costs that are directly related to the construction or production of assets for the company’s own use must be capitalised and amortised over the expected life of the assets. Under Spanish GAAP, capitalisation of interest cost is optional. The Group has chosen not to capitalise any interest cost under Spanish GAAP.

(g)         Depreciation of assets. Under Spanish GAAP, during the prematurity period, property and equipment are depreciated on a straight-line basis, although weighted depending on each operating company’s stage of development. Under US GAAP these assets are depreciated on a straight-line basis over the useful lives.

(h)         Stock-based compensation. Under Spanish GAAP, compensation expense for the Phantom Stock Option Plan is recorded for all options from the grant date to the exercise date, without regard for vesting provisions. Under US GAAP, compensation expense is recorded based upon the percentage of vesting accumulated.

The weighted average remaining contractual life of the options outstanding as of March 31, 2003 is 17 months.

(i)             Goodwill related to the Corporate Reorganization

In November 2000, the Company carried out a corporate reorganization which involved the following components:

• Issuance of Cableuropa ordinary shares to acquire additional shareholdings in its Spanish subsidiaries.

• The redemption of the participative loans owed by the aforementioned subsidiaries to Spaincom in exchange for ordinary shares of Cableuropa.

• Issuance of ordinary shares of Cableuropa to VAL Telecomunicaciones, S.L. for cash consideration of euro 0.7 million.

• In connection with this transaction, the company issued 97,118,425 ordinary shares of Cableuropa.

Under Spanish GAAP, the corporate reorganization transactions gave rise to goodwill of euro 387.4 million. Under US GAAP the corporate reorganization transactions gave rise to goodwill of euro 601.4 million and an extraordinary loss of euro 3.8 million, as explained in the following paragraphs.

(i)                        Value of Ordinary Shares Issued

Under Spanish GAAP the corporate reorganization is accounted for based on a value for the Group’s ordinary shares as fixed by the Board of Directors. Under US GAAP, it is accounted for at fair value of the ordinary shares issued.

Management of the Group has considered the fair value of the corporate reorganization to be equivalent to the market value of the shares, as estimated by the Board of Directors. The market value has been estimated by applying generally accepted valuation method.

In 2000, the Group considered the fair value of the corporate reorganization to be equivalent to the midpoint of the estimated range of the initial public offering price, which was cancelled.

(ii)                     Redemption of Participative Loans

In 2000, the Group redeemed all outstanding participative loans in connection with the corporate reorganization. Under Spanish GAAP, the redemption of these loans in exchange for ordinary shares does not give rise to a gain or loss. Instead, as the redemption of the loans is in connection with the acquisitions of the minority interests in the Group’s subsidiaries, the difference between the value of the ordinary shares issued to redeem the loans and their carrying amount is recorded as goodwill.

Under US GAAP, the redemption of debt would not give rise to goodwill but, instead, may trigger an extraordinary gain or loss. This would occur if the value of the consideration used to redeem the debt is less than or is an excess of the carrying value of that debt on the date of redemption. The Corporate reorganization agreements do not specify the portion of our ordinary shares that are used to redeem the debt. Moreover, the fair value of the participative loans cannot be determined because of its unusual terms. Accordingly, the Group has made an assumption that 2,568,349 of the ordinary shares were used to redeem the debt. This assumption is based on the following concepts:

The carrying value of outstanding participative loans was euro 11.2 million.

The value of the Cableuropa ordinary shares issued to the minority shareholders of the subsidiaries at which the participating debt was outstanding was set by the Board of Directors and stated in the corporate reorganization agreements at euro 4.36 per share.

Accordingly the value of the Cableuropa ordinary shares used to redeem the participative loans was euro 15.0 million, resulting in an extraordinary loss of euro 3.8 million.

Summary

The following table summarizes the allocation of purchase price to acquired net assets under US GAAP.

	€ thousand
	Shareholdings acquisition	Participative Loans acquisition	Cash Contributions	Total consideration

Fair value of consideration issued	560,728	15,025	730	576,483
Less: Fair value of minority interests acquired	(39,930)	11,198	—	(28,732)
Less: extraordinary loss	—	3,827		3,827
Goodwill	600,658	—	730	601,388

(j)             Amortization of goodwill

Under Spanish GAAP, the Group records amortization on goodwill. Under US GAAP, the provision of SFAS 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires that goodwill and indefinite-lived intangible assets be tested annually for impairment and (3) requires that reporting units be identified for purposes of assessing potential future impairments of goodwill.

In connection with the adoption of SFAS 142 on January 1, 2002 the Company ceased goodwill amortization as of the beginning of the year 2002.

SFAS 142 requires that goodwill be tested annually for impairment. Goodwill impairment is tested using a two step process, whereby the first step identifies a potential impairment and the second step measures the amount of the impairment loss, if any.

The Company has determined that it has one reporting unit in Spain under the guidance of SFAS 142. In order to identify a potential goodwill impairment loss in 2002, the fair value of the reporting unit was compared with its respective carrying amount, including goodwill. Since its fair value was greater than its carrying amount, goodwill was not considered impaired.

In relation with the Portuguese cable operator subsidiary, which also can be considered as a reporting unit under the guidance of FAS S142 in 2002, the Group took the decision to cease its operations, accordingly, its allocated goodwill amounted to euro 754 thousand on December 31, 2002 was considered impaired. Under Spanish GAAP the Group also recognized a provision in this regard.

The Group test the Spanish reporting unit’s goodwill for impairment annually, or before if there is any triggering event that may indicate that the fair value of the reporting unit has fallen bellow its carrying amount, as required by SFAS 142.

(k)          Derivative financial instruments

The Group has entered into cross-currency swap agreements to synthetically convert its interest and principal future payments on MBCF dollar denominated related debt into euro.  Under Spanish GAAP the

Group accounts for this swap agreement off-balance sheet until the related cash flows are received or paid, at which time such cash flows are recorded directly to the statement of profit and loss.  Prior to January 1, 2001, the same accounting treatment was applied under US GAAP.

On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended by SFAS 137, SFAS 138 and further interpreted by the Derivatives Implementation Group (DIG). On this date, the Group recorded a net cumulative-effect transition adjustment of euro 5.0 million in other comprehensive income in accordance with the transition provisions of SFAS 133 under US GAAP. This adjustment to other comprehensive income is being amortised into the statement of profit and loss account over the life of the underlying debt. Subsequent to January 1, 2001, the Group has elected not to designate this swaps in a qualifying hedging relationship and thus under US GAAP recorded them at their fair value with changes in fair value recognized in the statement of profit and loss as they occur during the year.

On July 3, 2002, Cableuropa reached an agreement with Deutsche Bank AG to hedge a part of the foreign exchange exposure that the Group faces on its 2001 Notes related debt denominated in US dollars. After the Recapitalization process, this agreement provides the Group with a fixed rate of interest in euro for the coupon payments on this debt until February 2006. The Group has recorded under US GAAP this swap at its fair value with changes in fair value recognized in the statement of profit and loss as they occur during the year.

(l)             Minority interests.

Minority interests reflects the portion of the US GAAP adjustments that are allocated to minority interests.

(m)       Provision for discontinued operations in Portugal.

In view of the decision of the Group to focus its activities on its core business in Spain, the Portuguese operations were ceased and the process for the sale of the shareholdings of Univertel, the Portuguese subsidiary, was initiated in 2002. As a result, under Spanish GAAP, the Group has provided for a provision to cover losses and contingencies amounting to euro 10.9 million. The Group expects that this process will be completed in 2003.

Under US GAAP, Univertel’s net assets have been classified as held for sale and written down to their fair value less the cost related to the sale. Univertel’s results of operations, including the net assets write-down described above, totaled euro 14.9 million at December 31, 2002, and are considered to be discontinued operations.

The Group has taken the decision to cease operations in Univertel, the Portuguese subsidiary. This decision was due to the fact that the Group decided to focus its activities on its core business in Spain. The Group is trying to find a suitable buyer for the subsidiary. Under Spanish GAAP, the Group provided for a provision to cover losses and contingencies derived from the decision of discontinuing operations in Portugal, amounting to euro 10.9 million.

The carrying amount of Univertel’s net assets is as follows:

€ thousand
Total Book value as of March 31,2003

Intangible assets, net	—
Tangible assets, net	—
Current assets	1,162
Total assets	1,162

Less:
Current liabilities	3,911
Other liabilities	13,222

Total net assets	(15,971)

As of March 31, 2003, there have been no adjustments to the amounts to euro 10.9 million.

II.                                     Additional disclosures

The following disclosures are included to comply with the United States Securities and Exchange Commission’s regulations for foreign registrants. As indicated, certain disclosures are presented on a Spanish GAAP measurement basis.

a)              Use of estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reporting amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

b)             Disclosures of fair value of the financial instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term debts approximate fair value due to the short maturity of these instruments. The carrying value of the non-current portion of restricted cash equals to fair value since its bears an explicit and variable interest rate. Equity Value Certificates are carried in the balance sheet at their fair value. Fair value of the Company’s equity shares at March 31, 2003 has been estimated using a generally accepted valuation method. The total market value of the debt related to the outstanding Notes issues, as of March 31, 2003 and December 31 2002, was approximately euro 216 million and euro 302 million, respectively.

c)              Comprehensive income

US GAAP requires entities to separately disclose all components of comprehensive income in the financial statements in the period in which they are recognised.

Comprehensive income under US GAAP for the three months ended March 31, 2003 and March 31, 2002 is as follows:

	€ thousand
	For the three months ended March 31, 2003	For the three months ended March 31, 2002

Net Profit/(Loss) under US GAAP	176,309	(52,303)
Other comprehensive income:
Transition adjustment for derivative financial instruments, net of tax credit of euro 681 thousand (March 2003) / and of euro 1,587 thousand (March 2002)	1,263	2,948
Net comprehensive Profit/(Loss) under US GAAP	177,572	(49,355)

d)             Classification differences

•                  Net extraordinary expenses. Under Spanish GAAP, the Group has classified certain income and expenses as extraordinary items. Under US GAAP, these items would be classified as a component of other operating and non-operating income (expense), as appropriate.

•                  Cash and cash equivalents. Under Spanish GAAP, cash and cash equivalents equals cash and banks accounts. Under US GAAP, the Group considers all highly liquid investments with a maturity of three months or less at acquisition, to be cash and cash equivalents, cash and cash equivalents under US GAAP amounted to euro 5.2 million and euro 1.6 million, at March 31, 2003 and December 31, 2002, respectively.

•                  Prepayments for tangible assets.  Under Spanish GAAP, prepayments on account for the purchase or construction of tangible assets are classified as non-current assets.  Under US GAAP, prepaid expenses are classified as current assets until the underlying funds are utilised.

•                  Goodwill. Under Spanish GAAP, goodwill resulting from the vertical merger is presented under intangible assets. Under US GAAP it should be presented under the caption Goodwill on consolidation of the balance sheet.

e)              Intangible assets

Following is disclosed additional required information according to FAS 142:

Intangible assets’ carrying amounts and accumulated amortization of definite lived intangible assets, in total and by major class as of March 31, 2003

	€ thousand
	Gross Carrying Amount	Accumulated Amortization

Definite lived intangible assets
Brand	638	412
Franchise acquisition costs	11,955	6,532
Broadcast rights	4,216	—
Computer software	33,049	22,163
Research and development	235	188
Finance leases	6,309	3,719
Other intangible fixed assets	241	195
Total definite lived intangible assets	56,643	33,209

Indefinite lived intangible assets	—	—
Goodwill (note 8)	128,248	15,064

Total intangible assets	184,891	48,273

Amortization expense for the period

€ thousand
For the three months ended March 31, 2003

Amortization of Goodwill (intangible assets)	1,611
Amortization of intangible assets (excluded goodwill)	2,320
Amortization of Goodwill on consolidation	3,348
Amortization of tangible assets	18,640
Amortization of start up cost	1,303
Total amortization	27,222

Estimated aggregate intangible asset and goodwill amortization expense for each of the five succeeding fiscal years

	€ thousand
	Intangible Assets	Goodwill(1)
Estimated amortization expense

For the year ended December 31,2003	9,394	19,835
For the year ended December 31,2004	9,682	19,835
For the year ended December 31,2005	4,147	19,835
For the year ended December 31,2006	3,510	19,835
For the year ended December 31,2007	3,778	19,835

(1) Includes both goodwill on consolidation and on intangible asset.

The changes in the carrying amount of goodwill during the period

	€ thousand
	Goodwill on consolidation	Goodwill in intangible asset
Balance as of January 1, 2003	239,933	114,795
Goodwill acquired during the period	—	—
Amortization	(3,348)	(1,611)
Impairment losses	—	—
Balance as of March 31, 2003	236,585	113,184

f)                Impairment of assets

Given the rapid technological change, the significant advantages offered, both in quality and security, and the recent developments in the Spanish pay television market, of using digital technology, the Group decided to launch digital TV services in 2003. As a result, analogical set top boxes will be gradually replaced by new digital set top boxes commencing June 2003.

It is currently planned that in 2005 a significant part of the migration process from the analogue to digital technology will be completed. The company expects to sustain negative cash flows until at least 2005.

As a result, the estimated fair value of these assets is nil and an impairment charge of euro 32.2 million was recorded as of December 31, 2002.

g)             New accounting prouncements

FIN 46

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of APB No. 51.” FIN 46 requires certain variable interest entities (VIEs) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003, the effective date for the Group. The Company does not anticipate that the adoption of FIN 46 will have a material impact on the consolidated financial statements.

SFAS 149

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS No. 149), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No 149 is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Group is currently evaluating the impact of this standard on its consolidated financial statements.

SFAS 150.

In May 2003, the FASB issued SFAS No 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that certain obligations that could be settled by issuance of an entity’s equity but lack other characteristics of equity be reported as liabilities even though the obligation does not meet the definition of liabilities in Concepts Statement 6. The Board expects to amend Concepts Statement 6 to eliminate that inconsistency. SFAS No 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities, which are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Group does not anticipate that the adoption of SFAS 150 will have a material impact on the consolidated financial statements.

h)             Consolidated Statements of Cash flows (Unaudited).

	€ thousand
	Three Months Ended
	March 31, 2003	March 31, 2002
OPERATING ACTIVITIES
Net Profit/Loss	171,971	(54,660)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH (USED)/PROVIDED BY OPERATING ACTIVITIES
Exchange rate difference in long term debt	(92)	1,739
Amortization of deferred expenses	2,834	7,523
Depreciation and amortization	27,222	27,726
Commitments and contingencies	(1,693)	(234)
Tax Credits	92,072	(21,642)
Profit (Losses) attributed to minority interests	1	(563)
Start-up costs	(284)	(4,181)
Deferred expenses	(2,112)	(4,119)
Amortization of soccer rights	1,763	1,603
Gain on Notes repurchase	(313,619)	—
Other	4,156	(12)

Changes in operating assets and liabilities
Accounts receivable, and other debtors	19,220	(2,258)
Short term restricted cash deposits	50,192	(100,145)
Other current assets	(155)	1,784
Accounts payable	(28,198)	(47,679)
Short term debt and other current liabilities	(9,850)	(398)

Net cash used by operating activities	13,428	(195,516)

INVESTING ACTIVITIES:
Purchases of property and equipment	(42,955)	(59,127)
Goodwill	—	(227)
Cost of repurchased high yield bonds	(143,815)
Financial assets	(19,784)	—
Purchases of intangible assets	(1,586)	1,040
	(208,140)	(58,314)
Net cash used in investing activities

FINANCING ACTIVITIES
Participative loans from shareholders	—	300,000
Debt to related parties	98,464
(Payments) / proceeds of debt with credit entities	99,835	(51,102)
Other, net	—	3,012
Net cash provided by financing activities	198,299	251,910

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,587	(1,920)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,608	10,503
CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,195	8,583

ITEM 2.  INFORMATION ON THE COMPANY

Introduction

As of March 31, 2003, Cableuropa is both a multiservice operator (“MSO”) and the intermediate holding company for the ONO Group, which is principally made up of Cableuropa, our four Cable MSO subsidiaries and ONONet. The ONO Group provides telecommunications and cable television services in its 12 Spanish franchise areas, as well as telecommunication services outside those franchise areas.

Key Operating Statistics

The following table sets out a summary of the ONO Group’s key operating statistics to date:

	March 31, 2003	December 31, 2002	March 31, 2002

Cities under construction	98	93	70
Cities with service	82	81	63
Local network built (route kilometers)	6,487	6,279	6,139
Backbone network (route kilometers)	6,445	6,263	5,314
Operational switches	15	15	15
Operational headends	12	12	12
Homes passed	1,830,719	1,760,744	1,483,706
Residential Services
Telecommunications customers	478,004	448,926	343,153
Telecommunications penetration(1)	30.9%	30.6%	29.4%
Average monthly revenue per telecommunications customer (euro)(2)	30.6	30.8	28.8
Cable television customers	313,234	296,956	251,547
Television penetration(1)	20.3%	20.2%	20.9%
Average monthly revenue per television customer (euro)(2)	20.2	21.2	20.2
Broadband high speed internet customers	138,915	117,305	49,171
Average monthly revenue per broadband internet customer (euro)(2)	30.6	33.0	37.2
Narrowband internet customers	20,520	24,317	49,243
Average monthly revenue per narrowband internet customer (euro)(2)	19.6	19.0	17.4
Total customers	510,693	480,296	370,819
Average monthly revenue per customer (euro)(2)	49.8	50.7	47.5
Business Services
Business customers(3)	9,881	8,648	5,308
Average monthly revenue per customer (euro)(2)	183	204	253

(1)     Penetration is calculated by expressing the number of customers at the end of the relevant period over homes marketed.

(2)     Average monthly revenue per residential telecommunications, television, internet and business customer are based on the results of operations for the three months ended March 31, 2003, the three months ended December 31, 2002 and the three months ended March 31, 2002.

ITEM 3.  FINANCIAL REVIEW

Set forth below is a discussion of the financial condition and results of operations of Cableuropa, S.A.U. and its subsidiaries (the “ONO Group”) for the three months period ended March 31, 2003.  This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and notes thereto for the three months ended March 31, 2003 included herein.

Financial Results for the Three Months Ended March 31, 2003 compared to the Three Months Ended March 31, 2002

Revenues

Our residential services are made up of telecommunications, cable television and internet access. Our telecommunications revenues include monthly fees for line rental, usage charges, initial connection charges and fees for other telecommunications services, including charges for additional services purchased at the customer’s discretion. Our cable television revenues are from monthly customer fees for basic and premium services, pay-per-view services, set top box rental and initial connection charges.  Revenues from internet access services are derived mainly from fixed monthly fees, cable modem rental charges and/or sales. We also receive telecommunications revenue from fees paid by other telecommunications providers for wholesale transmission capacity on our backbone network.

Revenues were euro 79.5 million in the three months ended March 31, 2003, as compared to revenues of euro 54.7 million in the three months ended March 31, 2002. The increase of approximately euro 24.8 million is principally due to an increase in the number of our residential and business customers as we have continued to build our integrated telecommunications and cable television networks, as well as to the increase in take up of our bundled packages and to price and usage increases of our products.  In the three months ended March 31, 2003, 93.2% of our revenues were derived from our residential services, as compared to 91.8% in the same period of the previous year.  Business services represented 6.8% of revenues in the three months period ended March 31, 2003, as compared to 8.2% in the same period of the previous year.

Residential Services: Residential telephony (which includes small office and home office customers) revenues were euro 42.5 million in the three months ended March 31, 2003, compared to revenues of euro 28.1 million in the three months ended March 31, 2002. Cable television revenues were euro 18.5 million in the three months ended March 31, 2003, compared to revenues of euro 14.7 million in the three months ended March 31, 2002.  Internet access revenues were euro 13.1 million in the three months ended March 31, 2003, compared to revenues of euro 7.4 million in the three months ended March 31, 2002.  The increase in revenues is due to increases in both the penetration of our services and average revenue per user.

We offer to our customers a variety of different packages, each of which includes a combination of telephony services, cable television services and internet access at a price that is lower than the aggregate price of these services purchased on an individual basis. The increasing take up of these bundled services together with our brand recognition and a strong customer acquisition focus has contributed to an increase in the penetration of our telephony and internet access services during the three months ended March 31, 2003. As of the three months ended March 31, 2003, almost 70% of our customers  took  more than one service from us.

Residential telephony penetration increased from 28.4% as of March 31, 2002 to 30.9% as of March 31, 2003. Cable television penetration decreased slightly from 20.9% as of March 31, 2002 to 20.3% as of March 31, 2003. Internet access services penetration of broadband and narrowband increased from 8.2% as of March 31, 2002 to 10.3% as of March 31, 2003.

Average monthly revenues per telephony customer were euro 30.6 in the three months ended March 31, 2003, showing an increase of 6.3% as compared with euro 28.8 in the same period of 2002.  Average monthly revenues per television customer were euro 20.2 in the three months ended March 31, 2003, equal to that of the first quarter of 2002.  Average monthly revenues per broadband internet access customer were euro 30.6 in the first quarter of 2003, as compared with euro 37.2 of the same period of 2002. This decrease reflects the effect of an increased percentage of our customers having purchased cable modems rather than leasing them from us.  Overall, the increases in average monthly revenue from telephony and in the average number of services taken by our customers, led to an increase in total average monthly revenue per residential customer to euro 49.8 for the quarter ended March 31, 2003 from euro 47.5 in the quarter ended March 31, 2002.

Business Services:  As of March 31, 2003 we had 9,881 business customers, as compared to 5,308 at the end of the first quarter of 2002.  These customers generated revenues of euro 5.4 million in the three months period ended March 31, 2003 as compared to euro 4.5 million in the three months period ended March 31, 2002. Average monthly revenues per business customer in the first quarter of 2003 were euro 183 as compared to euro 253 for the same period in the previous year.  In the three months period ended March 31, 2003, as we have continued to increase our medium sized business customer base within our franchise areas, our average monthly revenue per business customer has declined because the increase in medium sized customers has counteracted the impact of the larger customers acquired with Telia Iberia in the fourth quarter of 2001, who generally had higher monthly revenue levels.

Operating Expenses

The principal components of our operating expenses consist of cost of services, broadcast rights amortization, selling, general and administrative expenses, such as network leases, operating and maintenance costs and information system costs, as well as depreciation and amortization.  Total operating expenses were euro 88.3 million in the three months period ended March 31, 2003 as compared to euro 83.1 million in the three months period ended March 31, 2002.

Cost of Services

Cost of services principally consists of interconnection costs for telecommunications services, internet transit costs and programming fees for cable television services.

Cost of services were euro 24.6 million in the three months period ended March 31, 2003, as compared to euro 21.9 million in the three months period ended March 31, 2002. The increase in the cost of services is relatively less than the revenue growth of our business. As a result, our gross margin in the three months period ended March 31, 2003 increased to euro 54.9 million from euro 32.8 million in the three months period ended March 31, 2002 and the gross margin as a percentage of sales increased to 69.1% in the three months period ended March 31, 2003 from 59.9% in the same period of the previous year. The increase in gross margin reflects both the increases in our monthly fees and relative decreases in interconnection rates, programming costs and internet transit prices.

Broadcast Rights Amortization

Broadcast rights amortization was euro 1.8 million in the three months period ended March 31, 2003 as compared to euro 1.6 million in the three months period ended March 31, 2002.

Selling, General and Administrative Expenses

Selling, general and administrative expenses principally include expenses related to selling and marketing, customer care, network operation, lease and maintenance, information systems and billing costs.

We employ a direct sales force focused mainly on our potential residential customers in each of our franchises, as well as a separate sales force with dedicated resources, for sales, product development, marketing, installation and technical and customer support for our business customers.  Additionally, we operate a customer service call center with highly trained customer service agents.  To attract and retain highly qualified personnel, we offer our sales and customer service representatives a competitive compensation package.  We expect to incur significant selling and marketing costs as we continue to develop and expand our operations. In addition, we are engaged in various direct and indirect marketing activities in order to attract customers and maintain our market presence.  We also incur other costs and expenses, including costs associated with the maintenance and operations of our local networks and our backbone network, administrative expenses, fiber and office leases.

Gross selling, general and administrative expenses (before cost capitalization) decreased 1.9%, to euro 41.7 million in the three months period ended March 31, 2003 from euro 42.5 million in the first quarter of 2002.  This decrease reflects the continued tight cost management despite the continued growth of our business.

Capitalized costs

Capitalized costs were euro 3.7 million in the three months period ended March 31, 2003, a decrease of euro 3.6 million as compared to euro 7.3 million in the first quarter of 2002.  This decrease in costs capitalized reflects the decreasing relative proportion of our network construction related activities. In addition, at the end of 2002 we discontinued the capitalization of start-up costs.

Depreciation and Amortization

Depreciation and amortization expenses were euro 23.9 million in the three months ended March 31, 2003 as compared with euro 24.3 million in the same period in 2002. As a result of the write off of start-up cost in 2002, depreciation and amortization expenses has decreased partially offset by the increase due to our continuing investment in the construction of our networks.

Operating Loss

Operating losses were euro 8.8 million in the three months ended March 31, 2003 as compared with euro 28.4 million in the same period in 2002. The decrease in operating losses reflects increased revenues and gross profit which out weighed the increase in operating expenses.

Amortization of Goodwill

We amortized euro 3.3 million in goodwill in the three months period ended March 31, 2003, a decrease of euro 0.1 million as compared to euro 3.4 million in the three months period ended March 31, 2002. This reduction relates to the partial reclassification to intangible assets of the goodwill that arose on the acquisition of shareholdings in subsidiaries subsequently merged into Cableuropa. Charges to the profit and loss account regarding reclassified goodwill are accounted for in the “Depreciation and amortization” line item.

Net Financial Expense

Net financial expense was euro 37.5 million in the three months period ended March 31, 2003 as compared with euro 45.1 million in the same period in 2002. Net financial expenses decreased due to lower interest costs as a result of the reduction in our total indebtedness following our recapitalisation process.

A proportion of our debt (relating to the Notes due 2009 and 2011) and a proportion of our cash balances, is denominated in US dollars. Exchange rate differences on our debt related to US dollar denominated Notes due 2009 are hedged until May 2004 and the interest payments on debt related to US dollar denominated Notes due 2011are fixed in euro until February 2006. As a result of the repurchase and subsequent cancellation of part of our Senior Notes (see “Our Recapitalization process” below), the amount of debt denominated in US dollar was reduced by approximately 66.5% the 2009 Notes and 58.4% related to the 2011 Notes and we are therefore now overhedged. In the first quarter of 2003, we have provided for euro 40.3 million related to the foreign exchange losses corresponding to the Notes cancelled, applying the US dollar/euro exchange rate at the end of March 2003. Of this provision, the losses as of the date of the cancellation, February 13, 2003, of the Notes, euro 38.9 million, are netted off from the extraordinary income arising from the cancellation of the Notes. The remainder, related to the losses between February 13 and March 31, 2003, euro 1.4 million, is accounted for as a foreign exchange loss.

Net Extraordinary Income/(Expense)

The extraordinary income in the first quarter of 2003 is mainly derived from the capital gain that arose on the repurchase and cancellation of euro 503 million of the Notes on February 13, 2003 (see “–Our Recapitalization Process” below). The net effect, after fees, foreign exchange gains/losses (see above “Net Financial Expense”) and other related one-off items, of the cancellation of the Senior Notes and the corresponding modification of various financing agreements has given rise to an extraordinary income in the first quarter of euro 313.7 million.

Income Tax

Most of the companies in the ONO Group have incurred losses since their inception. The income tax charge recorded in the first quarter of 2003 as a result of the extraordinary income accounted in that period is compensated by previous tax losses,we do not anticipate paying any income taxes for the next several years, as the Group’s tax loss carry forwards can be used to offset future taxable income. Since January 2003 we constitute a tax Group under Spanish tax law headed by GCO.

Effect of Inflation

We do not believe that our business will be affected by inflation to a significantly greater extent than the general economy. However, we cannot assure you that inflation will not have a material adverse effect on our business in the future.

Liquidity and Capital Resources

We believe that, considering the effect of our Recapitalization process and given the following sources of funding, and subject to there being no material changes in our operations or in our operating environment, we have enough financing to fund our current planned network buildout, working capital requirements and expected operating losses, through to the time when we expect to achieve positive cash-flow.  The sources of funding that we have are:

•                                          cash on hand;

•                                          cash flow from operating activities;

•                                          borrowings under the senior bank facility, and

•                                          drawdowns under short term credit facilities.

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency risk by managing the amount of our outstanding interest bearing debt and foreign currency liabilities.  In order to reduce such interest rate risk and foreign currency exposure, and as market conditions warrant, we and our affiliates reserve the right to enter into currency hedging transactions and purchase our outstanding Notes from time to time in privately negotiated or open market transactions, by tender offer or otherwise, using funds available to us.

Sources of Liquidity

Long Term Financing

Senior Bank Facility

On August 8, 2001, Cableuropa, each of the Cable MSO subsidiaries and ONONet, as guarantors and borrowers, entered into an agreement with a series of international banks to provide financing of up to euro 750 million (as reduced from euro 800 million on February 13, 2003 as part of our Recapitalization process).

As at March 31, 2003 we had drawn euro 370 million under the senior bank facility.  The senior bank facility maturity date is December 31, 2008.

A series of amendments to the senior bank facility were made as part of our Recapitalization process on February 13, 2003.  A full description of material terms of the senior bank facility is provided in our Form 20-F for the fiscal year ended December 31, 2002. The senior bank facility, as amended, was filed with the SEC on April 1, 2003.

State Subsidies

In 2001 and 2002, and as part of the Programme for the Promotion of Technology Innovation (“PROFIT”), we obtained subsidized loans from the Spanish Ministry of Science and Technology to finance the development of three technology innovation projects.  The state subsidies are characterized as seven-year term loans maturing in five equal annual installments starting with the third anniversary of the loan drawdown.  They bear interest at 0% and the obligations thereunder are supported by bank guarantees.

As of March 31, 2003 we had received  euro 17.1 million of state subsidized loans.  In addition, as of March 31, 2003 a further euro 1.0 million in subsidized loans from the Spanish Industry and Technology Development Center (“CDTI”), had been notionally approved pending final documentation, and was signed on April 3, 2003.

Short term financing

VAT facility

In July 2002, we entered into a euro 35 million VAT discounting facility with a group of Spanish institutions.  The terms of this facility are similar to that signed in 2001. As of March 31, 2003 euro 23.1 million was drawn under this facility and the maximum amount available as of March 31, 2003 was euro 24.4 million.

Other Short Term Credit Lines

We have a number of short term credit facilities with financial institutions in Spain, which were drawn to a total of approximately euro 27.6 million as of March 31, 2003.  These facilities are used to help us manage our working capital requirements.  These are typically short term unsecured lines with maturities of up to one year and bear interest at a floating rate determined by reference to EURIBOR plus a margin.

Outstanding Financial Debt

Our outstanding financial debt as of March 31, 2003 is as follows (in euro thousands):

Type of debt	Average interest rate during 2003	Maximum available as at March 31, 2003	Short- term debt as at March 31, 2003	Long- term debt as at March 31, 2003	Total debt	Accrued interest expenses

Debt with credit entities
Senior bank facility	6.49%	425,000	—	370,000	370,000	6,227
VAT facility	4.14%	24,374	23,127	—	23,127	351
“La Caixa” loan	3.63%	2,186	529	1,657	2,186	1
Leasing	4.96%	3,000	1,619	7	1,626	—
Other credit lines	3.79%	28,610	27,576	—	27,576	55
Total debt with credit entities			52,851	371,664	424,515	6,634

Other debt
Debt related to Notes issues			—	451,286	451,286	13,449
State subsidies				17,077	17,077	—
Total other debt			—	468,363	468,363	13,449

Total short and long term debt			52,851	840,027	892,878	20,083

Our debt with credit entities is described above.  An analysis of our other debt is as follows:

Debt Related to Notes Issues

Debt related to Notes issues corresponds to the multi-borrower credit facilities between the Group and ONO Finance PLC (the issuer) in relation to the Notes issued by ONO Finance PLC.

Since May 6, 1999, ONO Finance PLC has issued 5 different tranches of securities in the form of Senior Subordinated Notes (the “Notes”), which are listed on the Luxembourg stock exchange. In February 2003, part of these Notes were cancelled.

Amounts raised by ONO Finance PLC pursuant to the Notes issues were on-lent to Cableuropa and other members of the ONO Group pursuant to loans known as the multi-borrower credit facilities, which substantially mirror the amounts and terms of the various Notes issues. For ease of understanding and because amounts owed by the ONO Group under the multi-borrower credit facilities are substantially identical to the amounts owed by ONO Finance PLC under the Notes, references to Notes (and the ONO Group’s obligations thereunder) include obligations of the ONO Group under the multi-borrower credit facilities.

As described under “—Our Recapitalization Process” below, in February 2003, the total aggregate principal amount of our Notes outstanding has been reduced to euro 433.5 million (using the noon buying rate as of February 13, 2003 of dollar 1.0834 to euro 1.00).

Our Recapitalization Process

Beginning in May 2002 and concluding in February 2003, GCO and Cableuropa effected the cancellation of a significant portion of the Notes while simultaneously amending the senior bank facility and entering into other significant financial transactions.  These events are collectively known as the “Recapitalization process” and are described below.

Between May and October 2002, GCO, the sole shareholder of Cableuropa, purchased approximately euro 155 million in principal amount of Notes issued by ONO Finance PLC in the open market (using the exchange rate of euro 1.00 = U.S.dollar 1.00).  On November 20, 2002, GCO announced a tender offer to purchase a portion of the remaining Notes issued by ONO Finance PLC.  The tender offer was structured according to modified Dutch auction procedures and is described in more detail in the Form 6-K filing made with the SEC on November 20, 2002.

On December 20, 2002, GCO announced the expiration of the tender offer.  The principal amount of each series of Notes tendered and accepted in the tender offer, together with those purchased in open market transactions, is set forth below:

Tendered as of December 20, 2002
(thousand)

EUR 13% Notes due 2009	79,372
USD 13% Notes due 2009	182,902
EUR 14% Notes due 2010	86,298
EUR 14% Notes due 2011	67,947
USD 14% Notes due 2011	116,486

On February 13, 2003, the majority of the Notes purchased by GCO in the tender offer and in the open market purchases were transferred to ONO Finance PLC in exchange for a payment by Cableuropa to GCO of euro

47.4 million (funded by an additional borrowing of euro 22.1 million drawn under the senior bank facility and euro 25.3 million in cash released from an escrow account related to the senior bank facility), the incurrence by Cableuropa of euro 98.5 million in debt to GCO, known as the GCO Loan, and the cancellation of a pre-existing loan from Cableuropa.  The transferred Notes were subsequently cancelled by ONO Finance PLC in exchange for a corresponding reduction in amounts due to ONO Finance PLC from members of the ONO Group under the multi-borrower credit facilities.  Details of the Notes cancelled (which included Notes purchased by GCO in open market transactions between May and October 2002 in addition to Notes purchased in the tender offer) are set forth below:

Notes cancelled on February 13, 2003
(thousand)

EUR 13% Notes due 2009	79,372
USD 13% Notes due 2009	182,902
EUR 14% Notes due 2010	86,298
EUR 14% Notes due 2011	37,947
USD 14% Notes due 2011	116,486

Of the Notes purchased by GCO during the course of 2002 only euro 30 million in principal amount of the 2011 euro Notes were not cancelled.  These Notes will be held by GCO in order to provide GCO with an income stream with which it can service and amortize debt taken on to fund the open market purchases.

The GCO Loan is ranked subordinate to the senior bank facility but pari passu with the remaining Notes.  The loan pays cash interest at 7.5% per annum.

After cancellation of the Notes purchased in the tender and in the open market purchases, the following Notes remain outstanding:

	Original issue	Remaining issue
	(thousand)	(thousand)
EUR 13% Notes due 2009	€125,000	€45,628
USD 13% Notes due 2009	$275,000	$92,098
EUR 14% Notes due 2010	€200,000	€113,702
EUR 14% Notes due 2011	€150,000	€112,053
USD 14% Notes due 2011	$200,000	$83,514

Interest payment savings on the Notes that were cancelled as part of the Recapitalization process is expected to be approximately euro 67.8 million per annum (excluding the effect of interest expense relating to the euro 98.5 million GCO Loan (bearing interest at a rate of 7.5% annually) and our additional drawing under the senior bank facility of euro 22.1 million).

Other Liabilities Accounted for at Fair Value

Equity Value Certificates (“EVCs”)

In connection with the issue of the 2009 Notes and the 2011 Notes, ONO Finance PLC issued equity value certificates, or EVCs, which trade on the Luxembourg stock exchange. The EVCs entitle their holders to receive cash in an amount equal to the market value of a fixed number of shares of Cableuropa.  The percentage of Cableuropa’s share capital to which the holders of EVCs are entitled can be diluted under certain circumstances.  The EVCs mature in 2009 and 2011, though certain circumstances (such as an initial public offering of Cableuropa) may trigger a payment event prior to their maturity.

An analysis of the outstanding EVCs as of March 31, 2003 is as follows:

	Number of EVCs outstanding	Estimated liability as of March 31, 2003	Final maturity
	(€ thousand)

EVCs USD 2009	275,000	5,926	May 31, 2009
EVCs EUR 2009	125,000	2,859	May 31, 2009
EVCs USD 2011	200,000	9,779	February 15, 2011
EVCs EUR 2011	150,000	6,898	February 15, 2011

At the time of each EVC issue and each EVC agreement, Cableuropa accounted for a liability in an amount equal to the EVC proceeds received.  The value of the liability derives from the estimated market value of Cableuropa shares, and accordingly the book amount of these liabilities may be subject to changes.

As of March 31, 2003 the estimated value of the EVC liabilities was euro 25.5 million, equal to that as at December 31, 2002.

Share-based Compensation Plan (Phantom Stock Option Plan)

The estimated value of the liabilities under the Phantom Plan is reflected on the consolidated balance sheet of Cableuropa as either an increase or decrease in such liabilities resulting in expense or income, as the case may be. No change to this liability has been recorded in the first quarter of 2003.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In addition to historical information, certain statements contained herein constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995.  These statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable.  These forward-looking statements are made only as of the date of this annual report, and we do not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise, except as required by law.

These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “should,” “positioned,” “strategy,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the ONO Group, or industry results, to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by such forward-looking statements. Such factors include the following: general economic and business conditions in Spain and financial conditions worldwide; the ONO Group’s ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals and finance construction and development, all in a timely manner at reasonable costs and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, overall market penetration and competition from providers of alternative services; the impact of new business opportunities requiring significant up-front investment, and availability, terms and deployment of capital.

We operate in a very competitive and rapidly changing environment.  New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction or guarantee of actual results.

ITEM 4.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The following discussion about our financial risk management activities includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency risk by managing the amount of our outstanding interest bearing debt and foreign currency liabilities.  In order to reduce such interest rate risk and foreign currency exposure, and as market conditions warrant, we and our affiliates reserve the right to enter into currency or interest rate hedging transactions and purchase our outstanding Notes from time to time in privately negotiated or open market transactions, by tender offer or otherwise, using funds available to us.

Market risk represents the risk of changes in the value of financial instruments, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates and interest rates.

Interest income earned on our investment portfolio is affected by changes in short-term interest rates. We are thus exposed to market risk related to changes in market interest rates. To date, we have managed these risks by monitoring market rates and the duration of our investments. We do not think that we are exposed to significant changes in the fair value of our investment portfolio because of our conservative investment strategy.

Interest rate sensitivity

Borrowings under our senior bank facility bear interest at a floating rate determined by reference to EURIBOR plus a margin.  The interest rates on the Notes are fixed. Accordingly, as at March 31, 2003 we had variable rate debt outstanding and, accordingly, exposure to risk due to fluctuations of interest rates.

The following table sets forth certain information with respect to long term debt that is sensitive to changes in interest rate as of March 31, 2003:

	Expected maturity date (expressed in thousands of euro)							€ thousand
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value

Senior bank facility (Euribor + 3,25%)(1)	—	—	—	—	100,246	269,754	370,000	370,000

(1)     Interest payments on the senior bank facility are not disclosed as drawings on the facility may vary.

Foreign Exchange rate sensitivity

2009 and 2011 Dollar Notes

ONO Finance PLC completed two offerings of Notes in May 1999 and February 2001 of dollar 275 million 13% Notes and dollar 200 million 14% Notes, respectively.  The table below shows the annual payments of interest and the payments of principal on their maturity date of amounts in foreign currency.

								€ thousand
	Expected maturity date (expressed in thousands of each currency)							Fair value(1)
	2003	2004	2005	2006	2007	Thereafter	Total

Interest payments on the 2009 dollar 13% Notes (U.S. dollar)	(11,973)	(11,973)	(11,973)	(11,973)	(11,973)	(17,959)	(77,824)

Interest payments on the 2011 dollar 14% Notes (U.S. dollar)	(5,846)	(11,692)	(11,692)	(11,692)	(11,692)	(40,922)	(93,536)

2009 dollar 13% Notes (U.S. dollar)	—	—	—	—	—	(92,098)	(92,098)	(42,247)

2011 dollar 14% Notes (U.S. dollar)	—	—	—	—	—	(83,514)	(83,514)	(38,309)

(1)              Euro fair value of the Notes has been calculated applying the Noon Buying Rate on March 31, 2003 of euro 1.00 = U.S. dollar 1.09 to the market value of the principal on the Notes at their market value as of March 31, 2003.

Cross-currency Swap Agreements

The following table sets forth a calculation of the for coming payments of the cross-currency swap agreements with foreign exchange rate sensitiveness as of March 31, 2003 (at the noon buying rate of dollar 1.09 per euro 1.00):

	Expected maturity date (expressed in € thousands)
	2003	2004	2005	2006	2007	Thereafter	Total

Receipts due on cross currency swaps on the interest payments on the 2009 dollar 13% Notes(1)	2,280	1,140	—	—	—	—	3,420

Payment of cross currency swap on the interest payments on the 2011 dollar 14% Notes(2)	(917)	(1,834)	(1,834)	(917)	—	—	(5,502)

Payment of cross currency swaps on the principal of the 2009 dollar 13% Notes(1)	—	(36,218)	—	—	—	—	(36,218)

(1)          Corresponds to the swap agreements signed with Toronto Dominion Bank and Bank of America on May 18, 2000. The fair value of these swaps agreements amounts to euro (31.6) million, considering the margin calls paid as explained below.

(2)          The fair value of this swap amounts to euro (4,8) million.

Cross-currency Swap Agreements on the 2009 Dollar Notes

On May 18, 2000 OnoNet Comunicaciones, S.A.U., which is wholly-owned by Cableuropa S.A.U., entered into an arrangement with Bank of America and Toronto Dominion Bank for the swap of amounts payable under the Notes due in 2009 denominated in US dollars to euros. Under this swap arrangement, these banks bear the debt denominated in dollars until May 1, 2004 plus the relevant interest payable in dollars from maturity of the restricted deposits to that date and, in exchange, OnoNet Comunicaciones, S.A.U. records a debt with identical maturities with these banks amounting to euro 308 million in respect of the principal and euro 76 million in respect of interest. The exchange rates used to carry out this swap transaction were 0.8920 and 1.1713 dollars per euro for the principal and interest, respectively. On the same date OnoNet Comunicaciones, S.A.U. and the Group companies subscribing multi-borrower credit facilities agreements in connection with the 2009 dollar Notes concluded a subrogation agreement in proportion to their debt with ONO Finance PLC. The coverage under the agreement was extended to all Group companies.

The nature of the foreign exchange hedge that covers the coupon payments and principal exchange to the first call date of the 2009 dollar Notes is such that if there are significant increases in the value of the euro against the dollar, we are required to advance margin calls to the two hedge counterparty banks, Toronto Dominion Bank and Bank of America.

In the first quarter of 2003 we made advances of margin calls as the euro continued to increase in value and we have advanced a total of euro 19.8 million in margin calls classified as “Financial assets” based on the expected utilization of such funds as of March 31, 2003.

The amount that the ONO Group would receive on the principal exchange due under these swap arrangements (dollar 275 million) stated at the Federal Reserve Bank of New York euro noon buying rate as of February 13, 2003 (the date of the cancellation of the Notes), of dollar 1.08 per euro 1.00 and as of March 31, 2003, of dollar 1.09 per euro 1.00, amounts to euro 252.4 million and euro 254.3 million, respectively, whilst the Group will be required to make a payment of euro 308.3 million under the swap arrangements. Taking into account these exchange rates and the foreign exchange exposure that the Group faces after the partial cancellation of the Notes for the ineffective portion of the hedge, the potential exchange rate loss was euro 35.9 million as of February 13, 2003 and additionally euro 1.3 million as of March 31, 2003, which are included under the captions Net extraordinary income and Net financial expense of the Consolidated Statements of Profit and Loss, respectively.

As of June 9, 2003 we had advanced a total of euro 39.1 million in margin calls.

Under the initial terms of the hedge agreements in exchange for making these margin calls, the two hedge counterparties reduced the fixed euro rate applicable to the coupon payments under the hedge. The impact of these amendments to the fixed euro rate was such that the net present value of the savings on the future coupon payments is approximately equal to the sum of the margin calls made.

These arrangements ware modified in May 2003 such that all of the margin calls made have been applied in reduction of the principal amount in euros that is due for exchange at maturity of the swaps. The new amount that ONONet must pay to the hedge counterparties on maturity of the swaps is therefore euro 268.3 million. The euro fixed rate applicable to the coupon payments due in November 2003 and May 2004 under the swaps continues to be 9.90%.

On the maturity of the cross currency swaps on the 2009 Notes on May, 1, 2004, the maximum additional potential cost of unwinding the swaps, using the noon buying rate of at June 2, 2003 of dollar 1.1744 per euro 1.00 would be approximately euro 34.2 million.

In view of this potential liability, we purchased a euro call / dollar put option on June 2, 2003 to cap the potential cash loss that we could face on maturity of the swaps. As a result of the purchase of this euro call / dollar put option, with the strike at dollar 1.1729 per euro 1.00 on May 1, 2004, the maximum level of the exposure is limited to euro 33.9 million. This protects us from any appreciation of the euro against the dollar above a rate of dollar 1.1729 per euro 1.00 as of May 1, 2004. The cost of the option was approximately euro 8.7 million.

We are currently seeking formal approval from our syndicate of lenders in the senior bank facility to permit this transaction to be documented by way of an amendment to the existing swap documentation.  If this is permitted, the value of the option will be used to offset any potential future margin calls under the swaps. We are also working with the two hedge counterparty banks to unwind the cross-currency swaps as to the part that covers the interest payments in November 2003 and May 2004. If we are able to do this, we believe that there will be no further requirements for cash payments for margin calls to be made under the cross currency swaps on the 2009 Notes.

It is our intention to manage our exposure to the euro / dollar exchange rate until May 2004 so as to take advantage of any significant falls in the value of the euro against the dollar and unwind portions of the swaps.  This can lead to cash being employed in the unwinding of the swaps.

Currently, we have no hedging agreement in place on the interest or principal of the dollar Notes due 2009 after May 2004.

Cross-currency Swap Agreement on the 2011 Dollar Notes

On July 3, 2002, Cableuropa reached an agreement with Deutsche Bank AG to hedge a part of the foreign exchange exposure that the Group faces on its 2001 Notes related debt denominated in US dollars. After the Recapitalization process, this agreement provides the Group with a fixed rate of interest in euro for the coupon payments on this debt until February 2006. Taking into account the above mentioned exchange rates as of February 13, 2003 and March 31, 2003, and the foreign exchange exposure that the Group faces after the partial cancellation of the Notes, the potential exchange rate loss has been euro 3.0 million as of February 13, 2003 and additionally euro 170,000 as of March 31, 2003, which are included under the captions Net extraordinary income and Net financial expense of the Consolidated Statements of Profit and Loss, respectively.

Therefore, the total potential exchange rate loss related to the swap agreements relate to both the 2009 and 2011 dollar Notes at the rate as of March 31, 2003 was euro 40.4 million included under the caption “Other long term liabilities”.

New Accounting Standards

For a description of new U.S. generally accepted accounting standards affecting the ONO Group, see note 14 to our consolidated financial statements included elsewhere in this Form 6-K. No new Spanish generally accepted accounting standards have been issued that may affect significantly the ONO Group’s financial statements.

PART II - OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS

There have been no material changes with respect to this item since the filing of our annual report on Form 20-F for the year ended December 31, 2002.

ITEM 2.                                                 CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.                                                 DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.                                                 SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

None.

ITEM 5.                                                 OTHER INFORMATION

None.

ITEM 6.                                                 EXHIBITS AND REPORTS ON FORM 8-K

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CABLEUROPA S.A.U.

Date: June 9, 2003

By:	/s/ Richard Alden
Richard Alden
Chief Executive Officer